

Problem

Difficult for people to get acquainted in a new location.

Companies find it difficult to promote specials, happy hours, events/parties in their surrounding area.

Solution

Chad will send real-time alerts to users as they travel past local businesses. These alerts will be promoting specials, happy hours, events/parties and more.

Users open an alert and are sent to that businesses chatroom where they can learn more about the business, connect directly with the business and get directions to where that business is located.

Result

Users learn more about what's in their surrounding area. Businesses successfully spread awareness about what they're doing.

Solution Cont.



New York
PARK SLOPE
SHEEPSHEAD BAY
Belt Pkwy



Alerts
Coffee Cafe
10% off all coffee today
Nike
10% off all shoes today!
AJ's Chatroom
Giving away an iPad
Google
10% off all devices
Apple
All iPone cases are free!
Bring Alerts To Your City



AJ's Chatroom
Start Typing...

Scan the map to discover who & what's around you. Filter the map using tags (food, bar, cafe, etc) or search chatrooms/locations.

Users collect real-time alerts from local businesses they travel by throughout the day. They can access all of their alerts on the alerts page.

Join chatrooms located all over the world and connect with people in that specific location.

Competition

	Whisper	MeetMe	Jodel	Next-door	kik	Reddit	Clava
							
Location focused		X	X	X	X	X	X
Chatrooms					X	X	X
Chatroom Tags (Topics)					X	X	X
Real-time Alerts							X
Visual map							X

Traction

Completed Two Accelerators
(2020 Startups & Batchery)

MVP released December, 2018
- CAC - $0 - Word of mouth
- MAU:
    - December - 472
    - January - 108
    - February - 100
    - March - 144

New Update
(Releasing in April)

- New features
- Brand new design.
- Implementing real-time alerts
- Generating revenue

Live on the App & Google Play stores

 

Download Chad

Traction Cont.



Letter of Intents

1. Gordon Biersch Brewery (Brewery - Baltimore)
2. Original 13 Ciders (Brewery - Philadelphia)
3. Dump N Roll (Food truck - Philadelphia)
4. Neshaminy Creek Brewing Co (Brewery - Philadelphia)
5. Big Fish Grill (Restaurant - Wilmington - DE)
6. Checkerspot Brewing Company (Brewery - Baltimore)

Gordan Biersch promoting Chad to 10k+ reward members - working on partnerships with DC locations.

Original 13 Ciders is helping us get multiple breweries in Philadelphia on board



Market Adoption

 





Advertising

Social media Ads

App review websites

Tech review websites

Influencer Partnerships

College/Universities

Target Frats & Sororities

Student clubs & organizations

Sporting events

Remote College Internships

Market Opportunity



Total Addressable Market

25+ Billion

Social media revenue in 2017



Serviceable Market

3 Billion

Messaging App Revenue in 2017



Share of Market

500 Million

500 Million Share of Market

Timeline 4 - 7 years

Raising

350K

Seed Round

8% interest, 20% discount, $2,000,000 cap through convertible note.

Marketing

100,000+ DAU's end of 2019 through digital ads, influencers + partnerships.

Team

Recruit 3 - 4 developers full time.

Add other streams of revenue - Premium Chats/In App Purchases.

Implement features to scale real-time alerts.

Team



AJ Picard

Founder

Published another app in app store. 3+ years of education sales experience.

Head of design, building social presence, recruiting + business development.



Anthony Riggi

Frontend Developer

3+ years of mobile app development.

Assisting in developing the frontend of Clava.



Bryant Cabrera

Fullstack Developer

Coding for 2+ years experienced with Firebase + building API's.

Assisting with both the frontend/backend of Clava.



Dexter Shy

Account Executive

3+ years of sales experience

Focused on increasing customer base.



Pranav

Frontend Developer

5+ years of coding experience.

Focused on frontend and managing the frontend team.

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